Robert A. Hudson

313 225 7019

hudson@butzel.com

Suite 100 150 West Jefferson

Detroit, Michigan 48226

T: 313 225 7000 F: 313 225 7080

butzel.com

October 22, 2012

VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Re:	United Mortgage Trust

Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 30, 2012

File No. 000-32409

Dear Mr. Gordon:

On behalf of United Mortgage Trust (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated September 28, 2012. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Company’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the Commission on March 30, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012

General

1.	We note your response to comment one in our letter dated July 25, 2012 that you have not made any loans to an operating entity nor entered into any investment-type arrangements which in substance represent an investment in real estate or a joint venture as contemplated by SAB Topic 1I. Please note that we cited SAB Topic 1I Question 6 to be considered by analogy. Tell us how you considered an investor’s need of your affiliates’ audited financial statements in order to evaluate your risk from your asset concentration for an investment decision and a financial assessment of the Company.

Response

The Company has not made any loans to an operating entity or any mortgage loans on operating residential or commercial property nor entered into any investment-type arrangements which in substance represent an investment in real estate or a joint venture as defined by SAB Topic 1I. The Company has made loans to affiliates, in the ordinary course of its business, secured by pledges of third-party mortgages on single family residential properties. These lending decisions were based on the underlying collateral values consistent with the Company’s asset based lending policies and are secured by assets owned by unaffiliated third parties and therefore do not present an asset concentration risk. These loans are considered secured loans in accordance with section 25-2e of ASC Topic 310,

“Receivables.” These loans did not constitute acquisition, development and construction agreements, the loans are not secured by operating residential or commercial property and the Company does not have virtually the same potential rewards as those of an owner or a joint venture by virtue of participating in expected residual profits. Based on these facts, the Company has concluded that no “investment-type arrangements” with affiliates exist and no asset concentration risk is present. Due to the diversity of third party borrowers and collateral securing the loans made by affiliates to third parties the Company concluded that inclusion of affiliate financial statements would not allow investors to assess asset concentration as assets are third party notes. The Company will continue to evaluate this conclusion in future periods in light of changes in its loan portfolio to ensure proper compliance with the applicable disclosure requirements.

Consolidated Statements of Income, page 45

2.	We note your response to comment three in our letter dated July 25, 2012. SAB Topic 11K (FASB ASC 942-10-S99-4) notes that although Article 9 and Guide 3 applies literally only to bank holding companies, the information required by the guidance may be material and relevant to the businesses of other registrants particularly ones with material lending and deposit activities. Although you do not participate in traditional lending and deposit activities, we continue to believe that since you are a finance company you should use a “net interest income” presentation consistent with Article 9 of Regulation S-X. Please revise in future filings.

Response

The Company will present its Consolidated Statements of Income using a “net interest income” presentation consistent with Article 9 of Regulation S-X in future filings.

Accounting for/and Disposition of Foreclosed Properties, page 51

3.	We note your response to comment nine in our letter dated July 25, 2012. Your proposed disclosure (Exhibit D) does not appear to address clearly and completely our request for additional information. Please address the following comments and revise your disclosure as appropriate:

•	Please revise to correct the inconsistencies between the first and second paragraph of your proposed disclosure. As an example only, we note that the disclosures of how you initially measure and record foreclosed properties are inconsistent.

•	We note that costs of foreclosure and costs incurred during the holding period are netted against the fair market value of the foreclosed property. Please tell us how you considered ASC 310-40-40-2 through 40-6, which states that fair value less cost to sell at the time of foreclosure should be used to account for foreclosed assets, and ASC 310-40-25-1.

•	Tell us how you account for foreclosed properties for loans that are not subject to a recourse agreement and how you considered ASC 310-40-40-2 through 40-6 in determining your accounting treatment.

•	Clearly state how you assess foreclosed properties for impairment, and how you account for any subsequent decrease and increase in fair value less cost to sell. Refer to ASC 360-10 and ASC 310-40-35-11.

•	We note on page 34 that your foreclosed property portfolio includes rental properties. Tell us how you account for revenues derived from the foreclosed properties, the authoritative literature upon which you relied and how it supports your accounting treatment.

Response

•	The Company has revised and corrected the inconsistencies noted in Exhibit D with respect to how the Company initially measures and records foreclosed properties in the “Accounting for and Disposition of

Foreclosed Properties” section of “Note B Summary of Significant Accounting Policies,” as reflected in Exhibit A attached hereto.

•	The Company follows the accounting and reporting standards for foreclosed real estate as set forth in the Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 310-40, “Accounting for Troubled Debt Restructurings by Creditors”, and ASC Topic 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets.” As such, when the Company takes possession of real estate through foreclosure it is classified as Real Estate Owned (“REO”) and any excess in the recorded investment in the receivable satisfied over the fair value of the assets received (the foreclosed real estate) less costs to sell is recognized as a loss, for loans that are not subject to a recourse agreement, to the extent it is not offset against existing allowances for uncollectible amounts or other valuation allowances. Additional direct costs incurred during foreclosure such as legal fees are included in expense when incurred. ASC 310-40-40-3 states that fair value less costs to sell at the time of foreclosure should be used to account for foreclosed assets and this is the Company’s policy. Additional losses are recognized when they become known and estimable. The Company believes its process of accounting for foreclosed assets at their fair value less the cost to sell, at the time of foreclosure, is in compliance with ASC 310-40-2 through 40-6.

•	When accounting for foreclosed properties for loans that are not subject to a recourse agreement, any excess of the recorded investment in the foreclosed property over the fair value of the asset minus selling costs is recognized as a loss, to the extent it is not offset against existing allowances for uncollectible amounts or other valuation allowances, at the time of foreclosure. ASC 310-10-40-3 states the following:

40-3 A creditor that receives long-lived assets that will be sold from a debtor in full satisfaction of a receivable shall account for those assets at their fair value less cost to sell. The excess of the recorded investment in the receivable satisfied over the fair value of assets received (less cost to sell, if required) is a loss that shall be recognized.

The Company believes its methodology is in compliance with ASC Topic 310-40-40-2 through 40-6.

•	In order to assess foreclosed properties for impairment, the Company reviews the foreclosed property portfolio, on a quarterly basis, and any additional costs or losses associated with maintaining a foreclosed property are recognized when they become known and estimable. No gains are recognized until an asset is sold. The Company believes this process complies with ASC Topic 360-10, “Impairment or Disposal of Long-Lived Assets” and ASC 310-40-35-11.

•	As noted above, the Company reviews the foreclosed property portfolio each quarter and reviews the adequacy of the valuation allowance for foreclosed properties and recognizes any additional costs as losses associated with maintaining a foreclosed property when they become known and estimable. These costs can include legal fees and other direct costs incurred during the foreclosure based on ASC 310-40-25-1. The Company does receive nominal rental revenue from certain foreclosed properties. As these revenues are immaterial relative to the Company’s overall revenues and gross REO expenses and such revenues are ancillary to our core line of business, any revenues generated by REO properties held for sale are reflected as a contra expense and offset a portion of the expenses incurred to maintain the foreclosed properties. The Company believes this accounting treatment is consistent with SEC Regulation S-X, Rule 3-03.

The Company proposes to revise the “Accounting for and Disposition of Foreclosed Properties” section of “Note B. Summary of Significant Accounting Policies” in the Company’s Form 10-K to include references to the authoritative literature and expand our discussion of our accounting policies, as reflected in changes attached as Exhibit A hereto. If the changes attached as Exhibit A are acceptable to the Staff, the disclosure provided therein will be included in the Company’s future filings.

Note D. Long Term Debt, page 52

4.	We note your response to comment 10 in our letter dated July 25, 2012. As previously requested, tell us the authoritative literature upon which you relied and how it supports your accounting treatment for the Special Purpose Entity, and the private offerings of Secured Subordinated Notes.

Response

The Company follows the accounting for subsidiaries as set forth in Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 810 “Consolidations.” The Company specifically references ASC Topic 810-15-10a to support the consolidated accounting treatment of its wholly-owned subsidiaries. Section 15-10a. states that “All majority-owned subsidiaries – all entities in which a parent has a controlling financial interest – shall be consolidated.” None of the exceptions listed in section 15-10a.1 apply to the Company’s special purpose entity, UMT Home Finance II, L.P. Therefore, consolidation is considered appropriate as the Company has controlling (100%) financial interest in the entity.

The Company accounts for the Secured Subordinated Notes, issued by UMT Home Finance II, L.P., as Notes Payable in its Consolidated Balance Sheet because these notes represent obligations to creditors based on formal written agreements. This classification is based on ASC Topic 470, “Debt.” The Company proposes to revise “Note D. Long Term Debt” by creating two separate notes, one for Lines of Credit Payable (“Note D. Lines of Credit Payable”) and one for Notes Payable (“Note E. Notes Payable”), for clarification as reflected in Exhibit B hereto. If the changes attached as Exhibit B are acceptable to the Staff, the disclosure provided therein will be included in the Company’s future filings.

Note F. Related Party Transactions

6) Recourse Obligations, page 54

5.	We note your response to comment 11 in our letter dated July 25, 2012 and your proposed disclosure (Exhibit E). Please address the following comments and revise your disclosure as appropriate for the modification of the recourse obligation disclosed on pages 54-55, as well as the modification of the deficiency note from UMTHLC disclosed in Note C on page 52:

•	We note your assertion that the obligors and underlying guarantors had recently obtained additional third party debt at current market rates, and the revised interest rate per the loan modification includes a premium over existing market rates. In evaluating whether you have granted a concession, tell us how you determined that such current market rate reflects similar risks characteristics as your borrowers’ restructured debt. Refer to ASC 310-40-15-15.

•	Given the length of the extension of the October 2007 modifications through December 31, 2012, tell us how you determined that the delay in payment is insignificant and as such is not a concession. Refer to ASC 310-40-15-17 through 15-18.

•	Clarify how you considered each of the indicators in ASC 310-40-15-20 in determining whether the borrowers are experiencing financial difficulties.

Response

•	The Company has revised the disclosures as appropriate that relate to the modification of the recourse obligation disclosed on pages 54-55 and the modification of the deficiency note from UMTHLC disclosed on page 52 of the Company’s Form 10-K. The revisions in the disclosure for the recourse obligation are reflected in the attached as Exhibit C hereto and the revisions in the disclosure for the deficiency note from UMTHLC are reflected in the attached as Exhibit D hereto. If the changes attached as Exhibits C and D are acceptable to the Staff, the disclosures provided therein will be included in the Company’s future filings.

The Company considered ASC 310-40-15-15 when assessing whether the current market rate of the third party financing obtained by the borrowers and obligors reflects similar risk characteristics as the modified debt. The Company determined the risk characteristics of the third party debt and the modified debt to be similar because they are both secured, amortizing loans. Because the borrowers and obligors have the ability to access funds at market rates for debt with similar risk characteristics to the modified debt and the modified loan rate includes a premium over the market rate, the Company believes the modified rates do not constitute a concession in accordance with ASC 310-40-15-15.

•	When assessing whether the length of the extension of the October 2007 loan modifications constituted a concession to the borrowers and obligors the Company relied on ASC 310-40-15-17 and 15-18. Paragraph 15-17 states the following:

A restructuring that results in only a delay in payment that is insignificant is not a concession.

This section goes on to list the following factors, when considered together, that may indicate a restructuring results in a delay in payment that is insignificant:

a.	The amount of the restructured payments subject to the delay is insignificant relative to the unpaid principal or collateral value of the debt and will result in an insignificant shortfall of contractual amounts due.

The amount of the modified payments subject to the delay were insignificant when compared to both the unpaid principal balance of the debt and the collateral value and will not result in any shortfall of any contractual amounts due.

b.	The delay in timing of the restructured payment period is insignificant relative to any one of the following:
1.	The frequency of payments due under the debt.
2.	The debt’s original contractual maturity.
3.	The debt’s original expected duration.

The delay in timing of the modified payments is insignificant relative to all three of the noted metrics in paragraph b above and the modification did not include an extension of the debt’s original contractual maturity or the expected duration of the debt. Based on ASC 310-40-15-17 and 15-18 (as no previous modifications had occurred) the Company believes that it properly classified the modification as a standard loan modification and not a concession.

•	In evaluating whether borrowers and obligors are experiencing financial difficulties, the Company considers ASC 310-40-15-20 for guidance. Paragraph 15-20 provides the following guidance to determine whether a borrower is experiencing financial difficulties:

a.	The debtor or underlying obligor is in payment default of its debt.
i.	The debtor was not in default of its debt.
b.	The debtor or underlying obligor have declared or are in the process of declaring bankruptcy.
i.	The debtor has not declared or was not in the process of declaring bankruptcy.
c.	There is substantial doubt as to whether the debtor or underlying obligor will continue as a going concern.
i.	There was no doubt of the debtor’s or underlying obligor’s ability to continue as a going concern.
d.	The debtor or underlying obligor has securities that have been delisted or in the process of being delisted.
i.	Neither the debtor or the underlying obligor was a listed company.
e.	On the basis of estimates and projections that only encompass the debtor’s or underlying obligor’s current capabilities, the creditor forecasts that the debtor’s or underlying obligor’s entity specific cash flows will be insufficient to service any of its debt in accordance with the contractual terms of the existing agreements for the foreseeable future.
i.	The creditor’s forecasts of cash flows associated with the pledged collateral were determined to be sufficient to service its debt in accordance with the contractual terms of the existing agreements for the foreseeable future.

f.	Without the current modification, the debtor cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a nontroubled debtor.
i.	The modifications were not needed for the debtor to obtain funds from sources other than the existing creditors at an effective interest rate equal to current market interest rate for similar debt for a nontroubled debtor.

None of the above circumstances listed in ASC 310-40-15-20 exist with respect to the borrowers or obligors and therefore the Company believes it properly classified the modifications as standard loan modifications and not troubled debt restructuring.

The Company proposes to update the “Note F – Related Party Transactions, Item 6. Recourse Obligations” section of the Company’s Form 10-K, as reflected in the attached as Exhibit C hereto and to update the “Note C – Deficiency Notes – Affiliate and Non-Affiliate” section of the Company’s Form 10-K, as reflected in Exhibit D hereto. If the changes attached as Exhibits C and D are acceptable to the Staff, the disclosures provided therein will be included in the Company’s future filings.

6.	We note your response to comment 12 in our letter dated July 25, 2012 and your proposed disclosure (Exhibit E). Your response and proposed disclosure does not appear to address how you assess the fair value of the underlying collateral securing these loans in determining whether a provision for loan losses is necessary. Please clarify, and disclose in future filings, whether you obtain third party appraisals, utilize internal models and techniques such as discounted cash flows, or a combination of both in determining the fair value of the underlying collateral. To the extent that appraisals are utilized, please tell us and disclose in future filings how and when third party appraisals are obtained, the type of appraisal obtained, and whether you make any adjustments to the appraisals and why.

Response

In order to assess the fair value of the collateral underlying the loans, the Company uses an internal, discounted cash flow model to estimate the value of the pledged collateral and updates this model quarterly to reflect all current assumptions and forecasts. The Company relies on ASC Topic 820, “Fair Value Measurement, when assessing the underlying collateral securing these loans. The Company relies specifically on section 35-16Bb which mentions the use of an income approach, such as a present value technique, section 35-16BBc1 which also mentions an income approach and section 35-32 which mentions an income approach using cash flows or earnings. The Company uses the cash flow forecast to assess the borrower’s and obligor’s ability to service the notes. The holders or assignees of the pledged collateral (equity units) are entitled to receive quarterly distributions from the cash flow of the equity issuer and said distributions are valued using the discounted cash flow model. The seventh paragraph of Exhibit C and last paragraph of Exhibit D hereto have been updated to disclose this process. The Company proposes to update the “Note F – Related Party Transactions, Item 6. Recourse Obligations” section of the Company’s Form 10-K, to disclose this process, as reflected in the attached as Exhibit C hereto and the “Note C – Deficiency Notes – Affiliate and Non-Affiliate” section of the Company’s Form 10-K, as reflected in Exhibit D hereto. If the changes attached as Exhibits E and F are acceptable to the Staff, the disclosures provided therein will be included in the Company’s future filings.

__________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this filing; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (313) 225-7019.

Sincerely,

Butzel Long

Enclosures

Exhibit A

See Attached

ACCOUNTING FOR AND DISPOSITION OF FORECLOSED PROPERTIES

The Company follows the accounting and reporting standards for foreclosed real estate as set forth in the Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 310-40, “Accounting for Troubled Debt Restructurings by Creditors”, and ASC Topic 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets.” When the Company takes possession of real estate through foreclosure it is classified as Real Estate Owned (“REO”) at the lower of the fair market value of the asset, less estimated selling costs, or the cost basis of the asset. For assets that are not subject to a recourse agreement, any excess of the cost basis of the asset over the fair value of the asset less the estimated selling costs of the asset is recognized as a loss, to the extent it is not offset against existing allowances for uncollectible amounts or other valuation allowances, at the time of foreclosure. Additional direct costs incurred during foreclosure such as legal fees are included in expense when incurred. For loans that are subject to a recourse obligation, any excess of the cost basis of the asset over the fair value of the asset minus the estimated selling costs of the asset is added to the obligor’s recourse obligation. The Company attempts to resell the property to recover all costs associated with the default, including legal fees, transaction costs, and repair expenses. Upon sale of the property, a gain or loss is recognized. If a foreclosed loan is subject to a recourse agreement with an unaffiliated borrower and is not fully repaid, the borrower delivers a new promissory note to the Company in the amount of the deficiency. These promissory notes are paid in installments.

The Company receives nominal rental revenue from certain foreclosed properties. As these revenues are immaterial relative to the Company’s total revenues and gross REO expenses and such revenues are ancillary to the Company’s core business, any revenues generated by REO properties held for sale are reflected as a contra expense and offset a portion of the expenses incurred to maintain the foreclosed properties.

In accordance with the reporting requirements of FASB ASC Topic 310, Accounting for Troubled Debt Restructurings by Creditors, and ASC Topic 360, Accounting for the Impairment or Disposal of Long-Lived Assets, foreclosed property received in full or partial satisfaction of a loan is recorded at the lower of the fair market value of the property at the time of foreclosure, less the selling costs or the cost basis of the property. For loans that are not subject to a recourse agreement, any excess of the recorded investment in the foreclosed loan over the fair value of the asset is recognized as a loss, to the extent it is not offset against existing allowances for uncollectible amounts or other valuation allowances, at the time of foreclosure. Additional direct costs incurred during foreclosure such as legal fees are included in expense when incurred. For assets covered by a recourse obligation, the obligor delivers a new promissory note to the Company in the amount of the deficiency. These promissory notes are paid in installments. The foreclosed property portfolio is reviewed quarterly and any additional costs or other losses associated with maintaining a foreclosed property are recognized when they become known and estimable. Upon sale of a foreclosed property, any additional losses realized are recognized immediately. Any gains realized upon the sale of a foreclosed property are deferred until such time as the Company’s economic earning process is completed for that property.

Exhibit B

See Attached.

D. LINES OF CREDIT PAYABLE

During August 2009, the Company entered into a revolving line of credit facility with a bank for $5,000,000. The line of credit bears interest at prime plus one percent, with a floor of 5.50% and requires monthly interest payments. Principal and all unpaid interest will be due at maturity, which is August 2012. The line is collateralized by a first lien security interest in the underlying real estate financed by the line of credit. The outstanding balance on this line of credit was approximately $4,143,000 and $4,408,000 at December 31, 2011 and 2010, respectively.

On May 27, 2011, the Company entered into a revolving line of credit facility with a bank for $4,300,000. The loan bears interest at prime plus one percent, with a floor of 5.0%, and requires monthly interest payments. Principal and all unpaid interest will be due at maturity which is May 27, 2014. The loan is collateralized by a first lien security interest in the underlying real estate financed by the loan. The outstanding balance on this loan at December 31, 2011 was approximately $2,253,000.

On August 1, 2011, the Company entered into a revolving line of credit facility with a bank for $250,000. The loan bears interest at prime plus one percent, with a floor of 4.75%, and requires monthly interest payments. Principal and all unpaid interest will be due at maturity which is August 1, 2012. The loan is collateralized by a first lien security interest in the underlying real estate financed by the loan. The outstanding balance on this loan at December 31, 2011 was approximately $104,000.

On October 26, 2011, the Company entered into a revolving line of credit facility with a bank for $5,000,000. The loan bears interest at prime plus one percent, with a floor of 5.0%, and requires monthly interest payments. Principal and all unpaid interest will be due at maturity which is October 26, 2014. The loan is collateralized by a first lien security interest in the underlying real estate financed by the loan. The outstanding balance on this loan at December 31, 2011 was approximately $181,000. As of December 31, 2011 the Company was not in compliance with one of its debt covenants; however, the Company obtained a waiver letter from the lending institution of its covenant violation.

Below is a Five Year Maturity Schedule of all lines of credit payable:

	2012	2013	2014	2015	2016	Thereafter	Total
Lines of Credit Payable Maturity	$4,247,000	$-	$2,434,000	$-	$-	$-	$6,681,000

E. NOTES PAYABLE

In March, 2010, the Company entered into two residential mortgage loans, with full recourse, to unaffiliated investors for approximately $169,000. These notes payable were accounted for as recourse borrowings. The notes require monthly principal and interest payments at a rate of 9.5% amortized over 30 years with all unpaid principal and interest due at maturity. One loan, had a balance of approximately $70,000, at December 31, 2011 and 2010, respectively, and matures on May 1, 2015. The other loan, had a balance of approximately $97,000 on December 31, 2011 and approximately $98,000 on December 31, 2010, and matures on November 23, 2013. The total outstanding balance on these notes was approximately $167,000 and $168,000 at December 31, 2011 and 2010 respectively.

On April 21, 2010, the Company entered into a term loan credit facility with a bank for $1,600,000. The note payable bears interest at prime plus one percent, with a floor of 7.0%, and requires monthly interest payments. Principal and all unpaid interest will be due at maturity which is October 21, 2011. The term loan credit facility was extended effective December 21, 2011 through December 19, 2012, and the interest rate was reduced from 7.0% to 5.5%. The loan is collateralized by a first lien security interest in the underlying real estate financed by the loan. The outstanding balance on this loan at December 31, 2011 and 2010 was approximately $1,107,000.

On January 27, 2011, the Company initiated a private offering of Secured Subordinated Notes (“Notes,” to accredited investors “Note Holders”). The Notes are being offered through a wholly owned subsidiary, UMT Home

Finance II, L.P. (“HF II”). HF II is a Delaware limited partnership that was formed on November 29, 2010 as a Special Purpose Entity, for the purpose of originating and holding loans made to fund the acquisition of finished lots and the construction of single-family homes on the subject lots (“Loans”). HF II will issue up to $5 million in 7.5% Notes. The Notes will be secured by an undivided security interest on the pool of loans owned by HF II. The offering of the Notes is not registered under the Securities Act, in reliance upon the exemption from registration for non-public offerings provided by Rule 506 of Regulation D promulgated under the Securities Act of 1933. As of December 31, 2011, approximately $300,000 was outstanding and approximately $50,000, $100,000 and $150,000 matures on April 1, 2012, March 1, 2016 and April 1, 2016, respectively. Through March 30, 2012, approximately $1,375,000 had been raised through this private placement.

Below is a Five Year Maturity Schedule of all notes payable:

	2012	2013	2014	2015	2016	Thereafter	Total
Notes Payable Maturity	$1,159,000	$97,000	$68,000	$-	$250,000	$-	$1,574,000

Exhibit C

See Attached

6) Recourse Obligations. The Company has made recourse loans to (a) CRG, which is owned by Todd Etter and William Lowe, (b) RAFC, which is owned by SCMI and two companies owned by Craig Pettit, Eastern Intercorp, Inc. and Ready Mortgage Corp. (“RMC”), and (c) SCMI, which is owned by Todd Etter, (these companies are referred to as the "originating companies").  In addition to the originating companies discussed above, the Company made loans with recourse to Wonder.  Each of these entities used the proceeds from such loans to originate loans, that are referred to as "underlying loans," that are pledged to the Company as security for such originating company's obligations to the Company.  When principal and interest on an underlying loan are due in full, at maturity or otherwise, the corresponding obligation owed by the originating company to the Company is also due in full.

In addition, some of the originating companies have sold loans to the Company, referred to as the "purchased loans," and entered into recourse agreements under which the originating company agreed to repay certain losses the Company incurred with respect to purchased loans.

If the originating company forecloses on property securing an underlying loan, or the Company forecloses on property securing a purchased loan, and the proceeds from the sale are insufficient to pay the loan in full, the originating company has the option of (1) repaying the outstanding balance owed to the Company associated with the underlying loan or purchased loan, as the case may be, or (2) delivering an unsecured deficiency note in the amount of the deficiency to the Company.

On March 30, 2006, but effective December 31, 2005, the Company and each originating company agreed to consolidate (1) all outstanding amounts owed by such originating company to the Company under the loans made by the Company to the originating company and under the deficiency notes described above and (2) the estimated maximum future liability to the Company under the recourse arrangements described above, into secured promissory notes (“Recourse Obligations”).  Each originating company issued to the Company a secured variable amount promissory note dated December 31, 2005 (the “Secured Notes”) in the principal amounts shown below, which amounts represent all principal and accrued interest owed as of such date. The initial principal amounts are subject to increase up to the maximum amounts shown below if the Company incurs losses upon the foreclosure of loans covered by recourse arrangements with the originating company.  The Secured Notes (including related guaranties discussed below) are secured by an assignment of the distributions on the Class C units, Class D units and Class EIA units of limited partnership interest of UMT Holdings held by each originating company.

Name	Initial principal amount	Balance at December 31, 2011	Promissory Note principal amount (2)	Units pledged as security	C Units distributed during 2011	Units remaining	Estimated Collateral Value (3)
CRG	$2,725,442	$4,470,793	$4,300,000	4,984 Class C and 2,710 Class D	-	2,880 Class C and 2,710 Class D	$4,785,770
RAFC	$3,243,369	$8,451,488	$7,100,000	11,165Class C, 6,659 Class D & 1,066 Class EIA	-	8,391 Class C, 6,659 Class D & and 1,066 EIA	$13,786,203
SCMI	$3,295,422	$3,480,792	$3,488,643	4,545 Class C and 3,000 Class D	-	3,013 Class C and 3,000 Class D	$5,574,161
RAFC / Wonder(1)	$1,348,464	$1,958,637	$1,400,000	1,657 Class C	-	1,238 Class C	$1,238,000
Wonder Indemnification (1)	n/a	n/a	n/a	$1,134,000	-	n/a	$822,000
Totals	$10,612,697	$18,361,710	$16,288,643				$26,206,134

(1)	Wonder is collateralized by an indemnification agreement from RMC in the amount of $1,134,000, which includes the pledge of 3,870 C Units. 2,213 of the pledged C Units also cross-collateralize the RAFC obligation.

(2)	The CRG, RAFC and Wonder balances at December 31, 2011 exceeded the stated principal amount per their variable Secured Notes by approximately $171,000, $1,351,000 and $559,000, respectively. Per the terms of the Secured Notes, the unpaid principal balance may be greater or less than the initial principal amount of the note and is not considered an event of default. The rapid rate of liquidation of the remaining portfolio of properties caused a more rapid increase in the Unpaid Principal Balance (“UPB”) than we originally anticipated and outpaced the minimum principal reductions scheduled for the loans.

(3)	Estimated collateral value reflects pledge of D units of limited partnership interest of UMTH held by WLL, Ltd., RAFC and KLA, Ltd. UMTH D units represent equity interests in UMT Holdings, LP. Pledge of the UMTH D units entitles the beneficiary to a pro-rata share of UMTH partnership D unit cash distributions

Through September 2007, the Secured Notes incurred interest at a rate of 10% per annum. The CRG, RAFC, and RAFC/Wonder Secured Notes amortize over 15 years. The SCMI Secured Note amortizes over approximately 22 years, which was the initial amortization of the deficiency notes from SCMI that were consolidated. The Secured Notes required the originating company to make monthly payments equal to the greater of (1) principal and interest amortized over 180 months and 264 months, respectively, or (2) the amount of any distributions paid to the originating company with respect to the pledged Class C and EIA units. Effective October 2007, the recourse loans were modified to accommodate the anticipated increases in principal balances throughout the remaining liquidation periods of the underlying assets, modify the amortization schedules for the period of July 2007 through June 2009, and reduce the interest rate from 10% to 6%. The above modifications have been extended through December 31, 2011. Management has accounted for these as loan modifications in the normal course of business, and not as a troubled debt restructuring, as the underlying collateral value exceeds the outstanding loan amounts, the modifications did not include an extension of the debt’s original contractual maturity or expected duration, the borrowers and guarantors have obtained third party financing at current market rates, the modified rate represents a premium over current market rates and the risk characteristics of the third party debt obtained is similar to the modifies debt. The Company expects to receive full repayment under the loan..

On a quarterly basis, the Company conducts a review of the collateral pledged by the underlying borrowers and third party guarantors in order to assess their ability to perform their obligations under the terms of the Recourse Obligations. The collateral pledged consists of class C, class D and class EIA ownership units of UMT Holdings, L.P. These units represent capital shares in UMT Holdings, L.P. and are eligible for, and receive, quarterly distributions from UMT Holdings, L.P. Such ability to perform is principally dependent upon the forecasted cash distributions associated with the pledged collateral and the ability of the distributions to meet the debt service requirements under the Secured Notes. The review includes analyzing projected future distribution sources and amounts, validating the assumptions used to generate such projections, assessing the ability to execute on the business plan, conducting discussions with and obtaining representations from the guarantors’ management with respect to their current and projected distribution amounts. The value of the pledged collateral is estimated using a discounted cash flow model that is reviewed and updated each quarter. Based on such reviews, the Company has concluded that the guarantors have the ability to perform under their repayment obligations and that the Recourse Obligations are fully realizable. Accordingly, the Company has not recorded any reserves on these loans.

The Secured Notes have also been guaranteed by the following entities under the arrangements described below, all of which are dated effective December 31, 2005:

-	UMT Holdings. This guaranty is limited to a maximum of $10,582,336 of all amounts due under the Secured Notes.
-	WLL, Ltd., an affiliate of CRG. This guaranty is of all amounts due under Secured Note from CRG, is non-recourse and is secured by an assignment of 2,492 Class C Units and 1,355 Class D units of limited partnership interest of UMT Holdings held by WLL, Ltd.
-	RMC. This guaranty is non-recourse, is limited to 50% of all amounts due under the Secured Note from RAFC and is secured by an assignment of 3,870 Class C units of limited partnership interest of UMT Holdings.
-	Wonder. Wonder Funding obligations are evidenced by a note from RAFC (RAFC/Wonder Note) and are secured by a pledge of a certain Indemnification Agreement given by UMTH to RAFC and assigned to UMT in the amount of $1,134,000, which amount is included in the UMTH limited guarantee referenced above.

-	SCMC. This guaranty is limited to a maximum of $2,213,000 due under the Secured Note from RAFC and is secured by an assignment of 2,213 Class C units of limited partnership interest of UMT Holdings.
-	KLA, Ltd. KLA has given the following guaranties: (1) Guaranty of obligations of SCMI under the First Amended and Restated Secured Variable Amount Promissory Note to the Company dated as of October 1, 2007 with a then current principal balance of $3,472,073 and is secured by an assignment of 3,000 of Guarantor’s Class D units of partnership interest in UMT Holdings, L.P. (2) Guaranty of obligations of CRG under the First Amended and Restated Secured Variable Amount Promissory Note dated as of October 1, 2007 with a then current principal balance of $4,053,799 and is secured by a pledge of 1,355 of Guarantor’s Class D units of partnership interest in UMTH.

In addition, WLL, Ltd. has obligations to UMT Holdings under an indemnification agreement between UMT Holdings, WLL, Ltd. and William Lowe, under which UMT Holdings is indemnified for certain losses on loans and advances made to William Lowe by UMT Holdings. That indemnification agreement allows UMT Holdings to offset any amounts subject to indemnification against distributions made to WLL, Ltd. with respect to the Class C and Class D units of limited partnership interest held by WLL, Ltd. Because WLL, Ltd. has pledged these Class C and Class D units to the Company to secure its guaranty of Capital Reserve Corp.'s obligations under its Secured Note, UMT Holdings and the Company entered into an Intercreditor and Subordination Agreement under which UMT Holdings has agreed to subordinate its rights to offset amounts owed to it by WLL, Ltd. to the Company’s lien on such units.

These loans were reviewed by management and no reserves on principal amounts are deemed necessary at December 31, 2011.

Exhibit D

See Attached

C. DEFICIENCY NOTES – AFFILIATE AND NON-AFFILIATE

The Company has made loans in the normal course of business to affiliates and non-affiliates, the proceeds from which have been used to originate underlying loans that are pledged to the Company as security for such obligations.  When principal and interest on an underlying loan is due in full, at maturity or otherwise, the corresponding obligation owed by the originating company to the Company is also due in full.  If the borrower or the Company foreclosed on property securing an underlying loan, or if the Company foreclosed on property securing a purchased loan, and the proceeds from the sale were insufficient to pay the loan in full, the originating company had the option of (1) repaying the outstanding balance owed to the Company associated with the underlying loan or purchased loan, as the case may be, or (2) delivering to the Company an unsecured deficiency note in the amount of the deficiency.

As of December 31, 2011, the Company had two deficiency notes with non-affiliates in the amount of approximately $8,063,000. One note in the amount of approximately $1,725,000 bears interest at a rate of 14% per annum. The second note in the amount of approximately $6,338,000 with a reserve of approximately $4,758,000. The Company does not accrue interest on this note as the underlying collateral value approximates the note balance, net of reserves.

As of December 31, 2010, the Company had two deficiency notes with non-affiliates in the amount of approximately $7,301,000. One note in the amount of approximately $ 1,726,000 bears interest at a rate of 14% per annum. The second note in the amount of approximately $5,575,000 with a reserve of approximately $4,518,000. The Company does not accrue interest on this note as the underlying collateral value approximates the note balance, net of reserves.

As of December 31, 2007, UMTHLC issued to the Company a variable amount promissory note in the amount of $5,100,000 to evidence its deficiency obligations to the Company.  The initial principal amount of the note was approximately $1,848,000. The principal balance as of December 31, 2011 and 2010 was approximately $29,508,000 and $12,739,000, respectively. The principal balance will fluctuate from time to time based on the underlying loan activity and the amount of deficiencies realized by the affiliate.  Effective January 2011, the deficiency note was modified and the interest rate was reduced from 10% to 6%. Management has accounted for this loan modification as a modification in the normal course of business and not as a troubled debt restructuring as the borrowers and guarantors have obtained third party financing at current market rates, the modified rate represents a premium over current market rates, the risk characteristics of the third party debt obtained is similar to the modifies debt, the loan’s original contractual maturity or expected duration was not extended and the Company expects to receive full payment under the loan. The note requires monthly principal and interest payments based on a ten-year amortization for the outstanding principal balance.  The note is secured by a limited guaranty by UMTHGS, the Advisor, equal to a monthly amount not to exceed 33% of the advisory fee received by UMTHGS under the terms of its advisory agreement with the Company.

On a quarterly basis, the Company conducts a review of the underlying borrowers and third party guarantors in order to assess their ability to perform their obligations under the terms of the Deficiency Notes based on updated five year forecasts of future cash flows of the underlying borrowers and guarantors. Such ability to perform is principally dependent upon the borrower’s and obligor’s ability to realize cash flows from distributions derived from the pledged collateral sufficient to meet its current operational needs, as well as provide liquidity to fund the debt service requirements under the Company’s notes. Such review includes, but is not limited to the following related to the guarantor: analyzing current financial statements and operating results, analyzing projected future operating results and validating the assumptions used to generate such projections, forecasting future cash flows and assessing the adequacy of these cash flows to service the Company’s notes, conducting discussions with and obtaining representations from the guarantors’ management with respect to their current and projected operating results. Based on such reviews, the Company has concluded that the guarantor has the ability to perform under their repayment obligations and that the Deficiency Note balance is fully realizable over their terms. Accordingly, the Company has not recorded any reserves on the principal portion of these loans.